Mail Stop 4561

January 13, 2009

Mr. Anthony E. Hull
Chief Financial Officer
Realogy Corporation
One Campus Drive
Parsippany, NJ 07054

      Re: Realogy Corporation
              Form 10-K for the fiscal year ended December 31, 2007
              File No. 333-148153

Dear Mr. Hull:

We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief